                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                             Commission File Number 333-72376

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(Check One):   [X] Form 10-K   [_] Form 20-F   [_] Form 11-K   [ ] Form 10-Q

              [_] Form N-SAR

               For Period Ended:  December 31, 2004

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               [_] Transition Report on Form 10-K [_] Transition Report on Form

               20-F [_] Transition Report on Form 11-K [_] Transition Report on

               Form 10-Q [_] Transition Report on Form N-SAR

               For the Transition Period Ended:________________________________

  Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be  construed to imply that the  Commission  has verified any information contained herein.

     If the  notification  relates  to a portion of the  filing  checked  above,

identify the item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Full name of registrant   WEBB MORTGAGE DEPOT, INC.

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Former name if applicable

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155 WILSON LAKE ROAD

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Address of principal executive office (Street and number)

City, state and zip code  MOORESVILLE, NC 28117

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PART II -- RULES 12b-25(b) AND (c)

     If the subject  report could not be filed  without  unreasonable  effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule  12b-25(b),  the following should be completed. (Check box if appropriate.)

     | (a) The reasons  described in reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X]| (b) The subject annual report,  semi-annual report,  transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion  thereof,  will be filed on or before the fifteenth  calendar day following the  prescribed  due date; or

the  subject  quarterly  report or  transition  report on Form 10-Q,  or portion thereof  will be filed  on or  before  the  fifth  calendar  day  following  the prescribed due date; and

     | (c)  The  accountant's  statement  or  other  exhibit  required  by  Rule

12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

     State  below in  reasonable  detail  the  reasons  why  Forms  10-K,  20-F,

11-K,10-Q,  N-SAR, or the transition report portion thereof,  could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     We were not able to complete the  required  financial  statements  for this period on a timely  basis.  We expect to file the  required  report  within  the allotted extension.

PART IV -- OTHER INFORMATION

     (1) Name and  telephone  number  of  person  to  contact  in regard to this notification:

               BYRON WEBB 1-800-952-8706

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          (Name)      (Area Code) (Telephone Number)

     (2) Have all other periodic  reports  required under Section 13 or 15(d) of the Securities  Exchange Act of 1934 or Section 30 of the Investment Company Act

of 1940  during the  preceding  12 months or for such  shorter  period  that the registrant was required to file such report(s) been filed?  If the answer is no,

identify report(s). [X] Yes [_] No

     (3) Is it anticipated that any significant  change in results of operations from the corresponding  period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [_]

Yes [X] No

     If so, attach an explanation of the anticipated  change,  both  narratively and  quantitatively,  and, if  appropriate,  state the reasons why a  reasonable estimate of the results cannot be made.

                         WEBB MORTGAGE DEPOT, INC.

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                  (Name of Registrant as Specified in Charter)

     has caused this  notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 31, 2005               By /s/ Byron Webb

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                                      Byron Webb

                                      President

     INSTRUCTION:  The  form  may  be  signed  by an  executive  officer  of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature.  If

the  statement  is  signed  on  behalf  of  the   registrant  by  an  authorized

representative   (other   than   an   executive   officer),   evidence   of  the

representative's  authority to sign on behalf of the  registrant  shall be filed with the form.

                                    ATTENTION

     Intentional  misstatements or omissions of fact constitute Federal Criminal

Violations (See 18 U.S.C.1001).

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR  240.12b-25) of the General

Rules and Regulations under the Securities Exchange Act of 1934.

     2.  One  signed  original  and  four  conformed  copies  of this  form  and amendments  thereto must be completed and filed with the Securities and Exchange

Commission,  Washington,  D.C.  20549, in accordance with Rule0-3 of the General

Rules and Regulations under the Act. The information  contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national  securities  exchange on which any class of securities of the registrant is registered.

     4.  Amendments to the  notifications  must also be filed on form 12b-25 but need not restate information that has been correctly  furnished.  The form shall be clearly identified as an amended notification.

     5.  Electronic  Filers.  This form shall not be used by  electronic  filers unable to timely file a report  solely due to  electronic  difficulties.  Filers unable to submit a report within the time period  prescribed due to difficulties in  electronic  filing  should  comply  with  either  Rule  201 or  Rule  202 of

Regulation  S-T  (ss.232.201  orss.232.202  of this  chapter)  or  apply  for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b)

of this Chapter).